VITLA LIVING
THE PHYSICIAN NUTRACEUTICAL COMPANY



FOR IMMEDIATE RELEASE

CONTACT: Brad Edson, CEO                     INVESTOR CONTACT
Vital Living, Inc.                           Sean Collins
602-952-9909  Phone                          CCG Investor/Public Relations
602-952-6907  Fax                            818-789-0100
bedson@vitalliving.com
www.vitalliving.com


                     VITAL LIVING APPOINTS JOHN FREEMAN
                      DIRECTOR OF CLINICAL DEVELOPMENT

         Pharmaceutical Industry Veteran to Spearhead Vital Living's
                 Collaboration with Arizona Heart Institute

Phoenix, AZ (August 1, 2002) - Vital Living, Inc. (OTC BB: VTLV), the Physician Nutraceutical CompanySM, announced today that it has appointed John Freeman Director of Clinical Development. Working with Arizona Heart Institute (AHI) physicians, staff members and administration, Mr. Freeman will be responsible for integrating Vital Living's cardiovascular nutraceutical into AHI's patient treatment protocols. He will facilitate communication between Vital Living and AHI, which will soon begin prescribing the Company's specially formulated cardiovascular product as part of its treatment regimens for cardiac patients.

Mr. Freeman has twelve years experience in pharmaceutical sales and management, with emphasis on hospital environments, and a strong track record in protecting and enhancing market share of the products under his responsibility. He has earned sales awards and rapid promotions in his past working experience with Bayer Pharmaceuticals and the Mead Johnson Division

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of  Bristol  Myers  Squibb.   He holds a B.A with honors  in  Philosophy  and
History of Science from the University of Leeds in England, and is an International MBA Candidate at Western International University in Phoenix.

Brad Edson, Vital Living's CEO, stated, "We are very excited to welcome Mr. Freeman to the Vital Living team. His proven track record of success in the pharmaceuticals industry, paired with his established relationship with AHI, make him an invaluable asset to our organization."

According to John Sutherland, MD, AHI cardiologist, "Mr. Freeman is hard-working and knowledgeable. He has a very pleasant manner and a good deal of experience in pharmaceutical marketing, and has made a positive impression on the staff here at AHI, where he is already a known quantity."

Vital Living formulates specialized medical foods and nutraceuticals for distribution through physicians by physicians. Its first product, a specialized medical food supplement for cardiovascular patients, will begin distribution at the Arizona Heart Institute (AHI) to its entire patient population later this summer. AHI sees 25,000 new patients per year and has approximately 150,000 patients in its database, all of which will be presented the Vital Living Medical Food as part of the Institute's formalized protocols.

About Vital Living
Vital Living develops and markets evidence-based nutraceuticals formulated by physicians for distribution through physicians. The company is developing and testing nutraceuticals in collaboration with leading medical experts based on the best available scientific evidence. Vital Living's nutraceuticals are designed to be incorporated by physicians into a standard physician/patient program, supported by a specially designed compliance regimen. The Company's initial area of focus is cardiovascular health, the leading health concern in America affecting 60 million consumers.

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Except for historical information, the matters discussed in this press release contain forward-looking statements, which involve certain risks and uncertainties that could cause actual results to differ, including activities, events or developments that the Company expects, believes or anticipates will or may occur in the future. A number of such statements are subject to assumptions, risks and uncertainties that could cause actual results to differ from those indicated in the forward-looking statements, including information regarding the Company's ability to expand or execute new contracts with medical institutions, the distribution and marketing of the Company's products, the effectiveness of the Company's Nutraceuticals and the ability to improve patient health and quality of life, the competitive environment within the nutraceutical industry, the Company's ability to continue to successfully market and provide its products and services and maintain their effectiveness, the continuation of the arrangements with the Company's product development partners, the ability of the Company to meet its financial projections, and general economic conditions. Readers are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements whether as a result of new information or otherwise.
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